[The Gabelli Equity Trust Inc. Letterhead]

VIA EDGAR
March 19, 2008
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc.
Registration Statement on Form N-2
(File No. 333-146634)

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on March 19, 2008 or as soon as practicable thereafter.
Very truly yours,

By:	/s/ Agnes Mullady
	Name:	Agnes Mullady
	Title:	Treasurer